November 22, 2005

Mail Stop 4561

Noah J. Hanft, Esq.
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re:	MasterCard Incorporated
      Amendment No. 1 to Form S-1
      filed November 14, 2005
      Registration No. 333-128337

Dear Mr. Hanft:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment number 3. Please provide us with directed share information and materials as soon as they are available and in any event sufficiently in advance of a request for effectiveness of your registration statement to provide time for our review and comment.

2. We are currently reviewing your response to our prior comment number 4 and will provide you with any additional comments as soon as we have completed that review.

Prospectus Cover Page

3. Please revise to delete the identification of underwriters serving as "sole global coordinator" and "joint bookrunner" on the prospectus cover page as this information is not required by Item 501 of Regulation S-K, is not material to an investment decision and is more appropriate under the heading "Plan of Distribution."

4. We note that in response to comment 11 you have revised to disclose the restrictions on ownership of the Class A common stock.
Please retain this disclosure but revise to delete the cross-reference from the cover page.

5. We note your response to our prior comment number 9. Please reconcile your new disclosure on the cover page that you intend to apply for a listing on the NYSE, with your disclosure on page 144 that such application has been made.

6. Please revise to disclose that virtually all of the offering proceeds will be used to redeem shares from your existing stockholders.

Prospectus Summary, page 1

Risks Related to our Business and Industry, page 4

7. Please revise the heading in the fifth risk factor to include your expected net loss for the year and make corresponding changes to the risk factor on page 26.

8. We note that you have referred to your members for the first time in the eighth risk factor on page 5. Prior to this point you have referred to existing stockholders. Since this is the first reference to "members," please revise to clarify who the members are and whether this also refers to your existing stockholders.

The Offering Transactions, page 6

9. Please revise to disclose that on the fourth anniversary of this offering approximately 60 million shares of Class B common stock will be convertible into shares of Class A common stock.

Summary Consolidated Financial and Other Data, page 11

10. Refer to footnote (6) on page 12. Please explain in more detail what you mean when you say that certain transactions that were considered "processed transactions" are no longer considered "processed transactions" for the nine months ended September 30, 2005. What types of transactions are you referring to and why are they no longer considered "processed transactions?"

Risk Factors, page 13

11. We note your new disclosure on page 147 that some of your underwriters are members or affiliates of members that will receive a percentage of the proceeds used for the redemption of the Class B common stock and will receive more than 10% of the entire net proceeds in this offering, and therefore may be "deemed" to have a conflict of interest. In addition, we note your disclosures that affiliates of some of your underwriters have agreements with you regarding payments and fees. Please revise to include a risk factor discussing the risks posed by the conflict of interest and that these conflicts may impact their due diligence efforts.

Interchange fees are subject to increasingly intense legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenue, our prospects for future growth and our overall business, page 13

12. We note your new disclosure in the first full paragraph on page
14. Please expand your disclosure to explain what Section 1 of Sherman Act provides and how your setting of interchange fees allegedly violates its provisions.

If we are found liable in any of the other litigations that have been
brought against us or in any other litigation to which we may be subject in the future, we may be forced to pay damages and/or change our business practices or pricing structure, any of which could have
a material adverse effect on our revenue and profitability, page
13

13. We note your new disclosure in response to prior comment 32 in which you briefly describe chargeback transactions. However, in response to our request that you explain the basis of the claims related to those types of transactions you have included disclosure that these claims were brought under both federal antitrust law and state common and statutory law. Please revise to disclose the nature of the claims brought under such laws.

Standard and Poor`s Rating Services has announced that they will downgrade our credit rating upon completion of this offering, which will result in an increase of our interest expense for borrowings under our credit facility. Further downgradings of our credit ratings could materially and adversely affect our future ability to obtain funding or materially increase the cost of any additional funding, page 24

14. We note your disclosure that the Standard and Poor`s downgrade is due to the loss of MasterCard International`s right to impose special assessments upon its members in connection with this offering. We note further the disclosure on page 98 that one plaintiff in the MasterCard antitrust litigation has asserted that a result of relinquishing the right to assess member banks would be a shift to public investors of legal liability. Finally, we note from your response to prior comment 38 that you have never imposed special assessments in connection with settlements or judgments but have imposed special assessments to cover counterfeit losses. Please revise to provide investors with a better understanding of the connection between the downgrade and the ability to impose special assessments, such as for legal liabilities, and the consequences of an inability to impose such assessments.

We expect to record a significant net loss for the first quarter of
2006 as a result of the donation of shares of our Class A common stock and cash to the MasterCard Foundation, page 26

15. We note that the marketability discount will be determined by independent valuation consultants to be retained by MasterCard. Once known, please disclose the methodology that will be used to quantify the marketability discount. In addition, please tell us what consideration you gave to naming the independent valuation consultant in the prospectus and providing the written consent of the third party under Securities Act Rule 436.

Forward-Looking Statements, page 31

16. We have reviewed your response to our prior comment number 46; however, even though you are a 1934 Act reporting company, the safe harbors of Sections 27A and 21E are not available for your initial public offering, pursuant to Section 27A(b)(2)(D) and Section 21E(b)(2)(D). If you believe that Sections 27A(b)(2)(D) and 21E(b)(2)(D) are not applicable to this offering, please tell us why.
Alternatively, please revise to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and
Section 21E of the Exchange Act are applicable to your offering.

Use of Proceeds, page 32

17. We have reviewed your new disclosure on page 32 in response to our prior comment number 47. Please expand your disclosure, to the extent possible, to quantify the amount of proceeds to be allocated to each use.

Dividend Policy, page 32

18. We note your response to our prior comment number 48. Please provide us with the requested information as soon as it is available and in any event sufficiently in advance of a request for effectiveness of your registration statement to provide time for our review and comment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

19. We note, generally, that you have not disclosed relevant metrics by which you gauge the strength or weakness of your business or business prospects. Refer generally to Release 33-8350. Please revise your overview to identify key performance indicators, financial and non-financial, and then address them in more detail wherever relevant.

20. We note your new disclosure in the final paragraph on page 119 regarding the cash settlement of certain EIP grants that are not eligible for conversion. Please tell us what consideration you gave to discussing the impact of these future cash settlement obligations in your liquidity section on page 53 and including them in your table of contractual obligations on page 55.

21. We note your response to comment 55. Please expand your discussion of your fees and assessments to provide a range of prices for transactions and services. We note from your response to prior comment 52 that your implementation of new fees, increases in existing fees or modifications of your fee calculation methodology resulted in revenue and growth in 2005. Please expand to further explain the nature of the restructuring of such fees here, as referenced in the first bullet point on page 43 and elsewhere.

22. Please revise to discuss the "new customer incentive agreements" referenced in the second paragraph on page 53.

Impact of Offering Transactions, page 37

23. We have reviewed your new disclosure in response to our prior comment number 54. Please expand your discussion to explain why you will seek an exemption from the Canadian government to delay the Foundation`s charitable giving requirements for 10 years, in light of the significant funding that you intend to provide to the Foundation.

Future Obligations, page 46

24. Please quantify, in footnote (c) to the table, the amounts payable under the contingent obligations described. Further, tell us the nature of the purchase obligations and performance based agreements.

Critical Accounting Estimates, page 57

Revenue Recognition, page 57

25. We have read the revisions provided in response to prior comment
72. Please further revise to disclose, for each period presented, the amount of assessment revenues that are estimated as compared to total assessment revenues.


Business, page 65

Legal Proceedings, page 77

26. We have reviewed your response to our prior comment number 82, however it is still not clear from the disclosure what MasterCard behavior is implicated by the American Express and Discover claims and how the behavior is alleged to violate applicable law. If the claims are identical to the DOJ claims, that MasterCard`s PPC program acted in restraint of trade, please explain what aspect of the CPP program had this effect.

Description of Capital Stock, page 125

27. We note your response to prior comment 97. Please revise to describe what you mean by "other secondary transactions."

Related Party Transactions, page 123

28. We note that rather than describing the nature of agreements with related parties you have disclosed that you have agreed to "certain" pricing arrangements and "certain" supplemental user-pay services. Please revise to describe the nature of these arrangements and services and the benefits derived from such arrangements and services.

Interim Consolidated Financial Statements

Note 7 - Pension Plans and Other Benefits, page F-59

29. Please tell us how you concluded that the accounting change in the quarter ended September 30, 2005 was not material to any historical periods to preclude retroactive restatement. Please explain the qualitative and quantitative factors you considered in your response.

Note 14 - Legal and Regulatory Proceedings, page F-63

Currency Conversion Litigations, page F-66

30. We have read your revisions provided in response to prior comment
108, however, the nature of the "litigation developments and settlement negotiations" remains unclear. The 2005 events highlighted in the disclosure actually appear to be favorable to MasterCard. Please expand your disclosure to clarify the reasons for the timing of this change in estimate.


Part II

Exhibits

31. We have reviewed the opinion of counsel set forth as Exhibit
5.1.
The qualification set forth in part (2) of the fourth paragraph is inappropriate as it assumes the board has taken action that is fundamental to the legal opinion. Please provide a revised legal opinion that does not contain this qualification.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
551-3412, or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Vincent Pagano, Jr., Esq. (via facsimile)
	Joshua Ford Bonnie, Esq. (via facsimile)
	Simpson Thacher & Bartlett LLP
Noah J. Hanft, Esq.
MasterCard Incorporated
November 22, 2005
Page 8